May 11, 2006

Intelligent Buying, Inc.
260 Santa Ana Court
Sunnyvale CA 94085

> **Re: Intelligent Buying, Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 17, 2006**
> **File No. 333-133327**

Dear Mr. Malobrodsky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please tell us the status of your efforts for quotation on the Bulletin Board. Also, revise your disclosure to reflect that shares of your common stock will be quoted, as opposed to listed, on the Bulletin Board.

About Intelligent Buying, Inc., page 1

2.   We note your disclosure in the first paragraph of this section regarding your issuance on March 22, 2006 of 1,250,000 shares of your preferred stock to each of your founders in exchange for 10,000 shares of common stock held by each of them. We note similar disclosure on page 18 in the first paragraph under the heading "Description of Business." Please reconcile this disclosure with the fifth paragraph of note 7 to your financial statements which indicates that you issued

1,250,000 shares of preferred stock to your founders in exchange for 2,500,000 of common stock held by each of them. Also revise your reference on page 1 to 2,500,100 shares of preferred stock.

3.   You disclose that your products range from laptop computers to million-dollar servers. Reconcile this disclosure with the disclosure of inventory on page F-2 and revenues on page F-3. Please advise or revise.

4.   Please clarify how your location in Silicon Valley leads you to being "well-networked with venture capital firms."

5.   Please expand the third sentence of the third paragraph of this section to quantify the amount of your revenues attributable to those products manufactured by the five companies listed. Also, clarify that some of these companies are your competitors.

Risk Factors, page 2

6.   Several of your risk factor subheadings captions are too vague and generic to adequately describe the risk that follows or merely allude to the risk rather than disclose the risk and the possible result of the risk. Revise your risk factor subheadings to disclose the risks that result from the conditions you describe. For example, but without limitation, the risk factor subheading "Concentrated Control Risks" does not disclose a specific risk to investors. Revise to disclose the risk that results from your founders holding over 70% of your common stock.

7.   Please add or expand the appropriate risk factor to highlight the going concern opinion.

Where You Can Find More Information, page 8

8.   Please revise this section to reflect the correct address of the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements, page 8

9.   We note the reference on page 9 to the Private Securities Litigation Reform Act of 1995. Please remove the references since it does not apply to initial public offerings.

Selling Security Holders, page 10

10.   Please provide the disclosure required by Item 507 of Regulation S-B. For example, we note that Sophia Malobrodsky is a selling security holder. In

addition, please tell us in your response letter how each of the selling security holders acquired the shares of your common stock that are being sold pursuant to this registration statement.

11.   Please disclose the natural person who has voting or investment control of the shares held by the entities in the table.

Directors and Executive Officers, Promoters and Control Persons, page 12

12.   Please clarify the business experience for the last five years of David Gorodyansky and Eugene Malobrodsky.

Security Ownership of Certain Beneficial Holders and Management, page 14

13.   Please provide a table for the disclosure required by Item 403(a) and (b) of Regulation S-B for the outstanding preferred stock.

14.   Please disclose the natural person who has voting or investment control of the shares held by Altitude Group, Inc.

Officers' Compensation and Loans, page 22

15.   We note that the outstanding balance of notes held by related parties were exchanged for shares of the company's common stock at $0.15 per share in March 2006. Please tell us your consideration as to whether these notes were converted at a discount and tell us your related accounting. It appears that at such time, shares of your common stock were selling at $.75 per share. Please cite the accounting guidance upon which you based your accounting.

Liquidity, page 23

16.   Expand disclosure in Management's Discussion to disclose that the company has suffered recurring losses from operations, that its current liabilities exceed its current assets and that there is a stockholders' deficit as of December 31, 2005. Revise the Management's Discussion to clearly state that there is "substantial doubt" about the company's ability to continue as a going concern.   Going concern disclosures must use the words "substantial doubt."

17.   In view of the uncertainties concerning the continued existence as a going concern, the filing should contain a reasonably detailed description of management's specific viable plans intended to mitigate the effect of such conditions and management's assessment of the likelihood that such plans can be effectively implemented. Those elements of the plan that are particularly significant or critical to overcoming the present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably

detailed discussion of Intelligent Buying's ability (or inability) to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented. You should describe the plan in both the management's discussion and analysis of liquidity and the notes to the financial statements. Refer to Regulation SB Item 303.

Results of Operations for Comparative Years Ended December 31, 2005 and December 31, 2004, page 24

18.   Please explain in greater detail your ability to purchase inventory. Specifically, explain why the significant decrease in sales was a direct result of your lack of working capital.

Financial Statements

General

19.   The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. Also please provide an updated accountants' consent with any amendment to the filing.

Report of Independent Registered Public Accounting Firm, page F-1

20.   We note that the business operation of Intelligent Buying, Inc. is located in California. We assume that you have assured yourself that your New Jersey accountant is in compliance with applicable state licensing requirements in California. Please advise. Also, explain how they were able to conduct the audit. Tell us if they are licensed other than in New Jersey.

Balance Sheets, page F-2

21.   Explain the line item "prepaid expenses and sundry current assets." Provide a schedule of the material components of this asset. Tell us why these amounts increased from December 31, 2004 to December 31, 2005. If any amount exceeds 5%, revise to state separately.

22.   In addition, provide a schedule of the material components of the line item "accounts payable and accrued expenses." If any amount exceeds 5%, revise to state separately.

Statement of Operations and Accumulated Deficit, page F-3

23.   We note your inception date is March 24, 2004 on your statement of operations and cash flows and March 22, 2004 on your statement of stockholders' deficiency. Please reconcile.

24.   In this regard, the report of your independent auditors has an inception date of March 24, 2004 and their consent has an inception date of March 22, 2004. Please have your auditors revise as necessary.

Statements of Cash Flows, page F-5

25.   Revise to present repayment and advances to shareholders and related parties on a "gross" basis, or tell us why the current presentation is appropriate. Refer to paragraphs 11-13 to SFAS 95.

Note 1. Significant Accounting Policies, page F-6

26.   Please clarify the date of incorporation. Your date of March 24, 2004 in Footnote 1 is not consistent with other dates provided in the document. Please revise.

27.   Revise to disclose your accounting policies with respect to revenue recognition. Specifically, discuss if you recognize revenue based on the gross amount billed to a customer or a net amount retained, like a commission or a fee. Provide your analysis under EITF 99-19 to support your presentation. Also, describe any services you provide to customers and quantify the revenue earned. Finally, explain if you have conducted any on-line auctions of your inventory. If so, please quantify the amount of inventory sold through these auctions and discuss your policy for recognizing revenue. Cite the accounting literature that supports your accounting. We may have additional comments after reviewing your response.

28.   In this regard, confirm that there are no special rights or exchange privileges and that all sales are considered final upon delivery. We see a reference to "customized solutions." Tell us if sales are subject to customer acceptance provisions and, if so, tell us how it impacts revenue recognition.

Stock-Based Compensation, page F-7

29.   We note that, "the company, at times, issues shares of common stock in payment for services rendered to the company." Please tell us if you have issued any stock for services to date and if so how you accounted for the issuance of the shares and the related expense. In addition, tell us how you valued the shares and/ or services provided.

Inventories, page F-7

30.　　Tell us, and revise your filing to disclose how you review inventory for obsolescence and your related accounting for items determined to be obsolete.

Note 4. Notes Payable – Others, page F-8

31.　　Please revise your description, "Notes Payable – Others" to clarify these notes are due to a related party. In addition, please tell us the nature of the amount "Due to Related Party" included in long-term liabilities on your balance sheet. Revise to provide the related party disclosures required by SFAS 57.

Note 7. Subsequent Events, page F-9

32.　　In each transaction involving the issuance of shares for services, expand your disclosures to state the fair value of the issuance. Disclose how each issuance was valued. Address both the method and the significant assumptions applied.

Exhibit Index

33.　　You have marked the index to indicate that you will file the Lionheart exhibit by amendment. Please be advised that such agreement has been filed, but it appears that you have not yet filed the financial services agreement with Altitude Group.

Exhibits

34.　　Please file all exhibits required to be filed by Item 601 of Regulation S-B. For example, but without limitation, Item 601(b)(10) requires that you file as an exhibit the agreements pursuant to which you sold 116,200 shares of your common stock in March 2006.

Exhibit 5.1

35.　　Please obtain an updated opinion identifying this registration statement by its correct file number. In the opinion's current form, the file number has been left blank.

　　　　As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Robert Diener, Esq.